Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

March 14, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street N.E.

Mail Stop 3233

Washington, D.C. 20549

Attention:     Ms. Kim McManus, Esq., Senior Attorney

    Mr. Joshua Lobert, Esq., Staff Attorney

    Mr. Isaac Esquivel, Staff Accountant

    Ms. Kristi Marrone, Staff Accountant

Re:      GreenTree Hospitality Group Ltd.

    Amendment No. 1 to Registration Statement on Form F-1

    File Number: 333-223261

Ladies and Gentlemen:

On behalf of our client, GreenTree Hospitality Group Ltd., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced registration statement on Form F-1 (the “Registration Statement”). The Company notes that it has included the estimated range of the offering price for its initial public offering and related disclosure in the preliminary prospectus which forms a part of Amendment No. 1.

We enclose herewith five (5) courtesy copies of Amendment No. 1, which has been marked to show changes to the Company’s Registration Statement filed with the Commission on February 27, 2018 (the “February 27 Filing”).

The Company will commence its road show activities on March 15, 2018 and expects to price the initial public offering on or about March 26, 2018. We would greatly appreciate the Staff’s willingness to work with the Company to achieve this offering timetable.

On behalf of the Company, we wish to thank you and the other members of the Staff of the Commission for your prompt review of the February 27 Filing. In this Amendment No. 1, in addition to the estimated offering price range and related disclosure, the Company has revised the February 27 Filing to further update and improve certain disclosures.

*        *        *         *        *

If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or Howie Farn at +852-2514-7668 (work), +852-6710-2672 (mobile) or hfarn@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:	Alex S. Xu, Chairman and Chief Executive Officer
Xin Yue Jasmine Geffner, Chief Financial Officer
GreenTree Hospitality Group Ltd.

Daniel Fertig
Howie Farn
Simpson Thacher & Bartlett

Allen C. Wang
Latham & Watkins LLP

Alfred Yin
Ernst & Young Hua Ming LLP
Shirley Wong
Ernst & Young LLP

3